Exhibit (h)(vi)

BOARD RESOLUTIONS REGARDING FEE WAIVER AND RECOUPMENT

ARRANGEMENT FOR THE FUNDS

The following resolutions were adopted by the Board on November 5, 2015 and have not been modified or rescinded.

WHEREAS,	The Manager has agreed to waive fees and/or reimburse operating expenses (other than interest; brokerage commissions and expenses; fees, costs and expenses associated with any prime brokerage arrangement (including the costs of any securities borrowing arrangement)(this exclusion does not apply to the International Unconstrained Equity Fund which does not currently use prime brokerage arrangements); dividend and interest expenses on securities sold short, taxes, extraordinary expenses and acquired fund fees and expenses) to the extent necessary so that the total annual operating expenses (with the foregoing exclusions) for each class of the Funds would not exceed the amounts specified below, subject to recapture as described below:

Name of Class	Legg Mason BW Global Macro Fund	Martin Currie International Unconstrained Equity Fund	QS Global Market Neutral Fund
Class A	1.75%	1.35%	1.55%
Class A2	1.95%	1.55%	1.75%
Class C	2.50%	2.10%	2.30%
Class FI	1.75%	1.35%	1.55%
Class R	2.00%	1.60%	1.80%
Class I	1.40%	1.00%	1.20%
Class IS	1.30%	0.90%	1.10%

WHEREAS,

After giving effect to the foregoing waivers and reimbursements, the Manager has agreed to waive fees and/or reimburse operating expenses so that total annual fund operating expenses of Class IS shares of a Fund will not exceed total annual fund operating expenses of Class I shares.

Now therefore, as to each such class of each applicable Fund, be it:

RESOLVED:

That the Board approves and agrees to this arrangement, subject to the following:

1) That this arrangement will continue for each Fund until December 31, 2016, unless modified or terminated prior to that date by agreement of the Manager and the Board, and that this arrangement may be terminated at any time after such date by the Manager;

2) That the arrangement may be modified by the Manager to decrease total annual operating expenses of a class or a Fund at any time;

3) That the Manager is permitted to recapture any such amounts waived or reimbursed to a class of a Fund within three years after the year in which the Manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above; and

4) That in no case will the Manager recapture any amount that would result, on any particular business day of a Fund, in the class’ total annual operating expenses exceeding the limit described above or any other limit then in effect; and further

RESOLVED:	That the officers of the Trust are hereby authorized to update the Summary Prospectus, the Prospectus and the Statement of Additional Information of each Fund, with such amendments and applicable filings to reflect the foregoing resolutions and to include such other revisions as said officers may deem appropriate; and further

RESOLVED:	That the officers of the Trust are hereby authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.